UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2010            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated June 22, 2010

2.

News Release dated June 23, 2010

3.

News Release dated July 28, 2010

4.

News Release dated August 19, 2010

5.

News Release dated August 23, 2010

6.

Financial Review for the 6-month period ended June 30, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 26, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

June 22, 2010

Radius Completes $4.55 Million Financing

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has closed its previously announced non-brokered private placement of $4.55 million by issuing 13 million units at $0.35 per unit.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.

The Company also issued 525,766 common shares and 571,071 warrants as finders’ fees in connection with the financing.  Each finder’s fee warrant entitles the holder to purchase one common share at $0.55 exercisable for one year.  All of the shares and warrants have a resale restriction until October 18, 2010.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 72.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

June 23, 2010

Radius Gold Acquires Geothermal Energy Concessions in Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has been granted one highly prospective geothermal license in Guatemala and has applications for 6 other potential geothermal fields pending.  The total area granted or under application is 200,700 hectares.

When Radius first entered Guatemala in 2001, its successful gold exploration programs were guided in part using the presence of hot springs as an indicator of potential gold-related hydrothermal activity.  On at least one occasion Radius’s drill programs were halted because of large quantities of hot water and steam escaping from active drill holes, indicative of very high geothermal gradients.  With the increasing global emphasis on clean, renewable power sources, Radius has revisited its hot spring database for Guatemala and staked a number of active geothermal systems that may have potential as geothermal resources for power generation.

Power generation in Guatemala is currently comprised of hydroelectric power stations, steam turbines, gas turbines, diesel generators and geothermal power stations, with geothermal power contributing less than 3% of the total power generated.  According to a recent study by the Argentine consultancy, Montamat, which evaluated electricity prices in 13 Latin American countries, prices in Guatemala are amongst the highest in Latin America at roughly $0.17/kwh, surpassed only by the Dominican Republic and Panama.  At the same time, the Guatemalan government is forecasting that electric power demand is expected to reach a compounded annual growth rate over 8.0% to 2015.  Guatemala must increase its installed capacity to meet the projected demand growth.

A study published in International Geothermal Development in 2003 noted that geothermal resources in Guatemala are estimated at 800 to 4,000 megawatts (MW) capacity, but most likely around 1,000MW.  In 2003 the country’s installed generating capacity was 1,700MW suggesting that geothermal energy could contribute significantly to securing the country’s future power requirements.  By 2007, Guatemala had succeeded in harnessing 46 MW of geothermal energy in the fields of Zunil and Amatitlán, both owned by the American geothermal technology company Ormat Technologies.  Feasibility studies are being carried out on 3 other geothermal fields.

Radius intends to use its extensive knowledge of Guatemalan geology, gained from more than 10 years of mineral exploration in the country, to identify and acquire potential geothermal resources.  At the same time, the Company is actively looking for potential joint venture partners with the necessary experience to investigate and develop its geothermal licenses.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s qualified person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon Territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 72.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

July 28, 2010

B2Gold Updates Radius on Trebol and Pavon gold projects:

Cuts 7.2 g/t Au over 22.5m at Pavon

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to report that B2Gold (“B2”) has provided an update on exploration activities at the Trebol and Pavon gold projects, both in Nicaragua.  Exploration at both projects is yielding very positive results and Radius is highly encouraged by B2’s progress.

Pavon

B2 has made good progress at the Pavon project in central Nicaragua, although work has slowed somewhat with the onset of the rainy season.  Another geologist has been assigned to the project in order to speed up progress.  Recent trenching has focused on the Pavon Norte vein and highlights of the results from these trenches are shown below.

Trench	Length (m)	Au (g/t)
TRP-10-022	22.5	7.2
incl	4.6	18.6
TRP-10-023	5.2	9.4
incl	4.2	11.0
TRP-10-024	5.2	5.8
TRP-10-025	3.3	15.8
TRP-10-026	4.0	10.4
TRP-10-028	9.9	6.6
TRP-10-029	9.3	6.8
incl	3.0	13.6
TRP-10-030	11.4	3.2
TRP-10-031	13.5	4.3
incl	3.8	7.5
TRP-10-032	6.9	6.8

B2 reports that the trench results continue to show good potential to develop an open pit gold resource at Pavon Norte, where a total of 42 trenches have now been dug.  B2 continues to take large bulk samples for metallurgical tests.

Trebol

B2 has completed a Lidar (“LIght Detection And Ranging”) survey at Trebol.  An area of 225km2 was flown using helicopter mounted Lidar equipment flying at 400m altitude.  The raw Lidar data is currently being processed.  Once complete, the processing will yield a highly accurate topographic base map, and should allow the geologists to locate faults more easily as well as other topographic anomalies for follow-up.

Activities in July are focusing on trenching the northernmost anomalies at Trebol to assess the potential strike length of gold mineralization there, with plans for future drilling to assess the resource potential.  Some 500 samples were recently shipped from Trebol to B2’s Limon mine laboratory for preparation.

B2Gold is earning into a 60-per-cent interest in Trebol and other Nicaraguan exploration properties owned by Radius by spending a total of $4-million (U.S.) on exploration of any one or more of the properties within four years from the date of the agreement.  When B2Gold has spent the $4-million (U.S.), it will own a 60-per-cent interest in all of the properties and a joint venture will be formed under which each party will contribute its prorated share of the exploration costs.

Qualified Person

David Cass, Radius’s Vice-president of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release and has verified that it is an accurate summary of the reports provided to Radius by B2Gold.  Radius has not independently verified B2's assay results.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon Territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 72.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

August 19, 2010

Solomon to drill test Radius’s Ten Mile Creek Gold Project; Radius Acquires Additional Yukon Ground

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that Solomon Resources Limited (“Solomon”) has informed the Company that it has retained a drill contractor for the Ten Mile Creek gold property, Yukon and drilling is expected to commence within the next two weeks.

Solomon states in its news release issued today that it has completed the first phase of its 2010 field exploration program on the property.  That work consisted of soil geochemical surveys, geophysical surveys and mechanical trenching.  The objective of their program was to verify the results reported by former operators and refine diamond drill targets for drilling this season.

The Ten Mile Creek property is located within the Dawson Range of Canada’s Yukon Territory approximately thirty kilometres north-northwest of the Kinross White Gold property.  Solomon can earn a 51% interest in the property by spending $2.5 million on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over 3 years, according to the following schedule:

Deadline	Cash	Shares	Expenditures
TSXV approval		500,000 (received)
May 21, 2010	$100,000 (received)	100,000 (received)
2010 exploration season			$350,000
May 21, 2011	$150,000	150,000
2011 exploration season			$650,000
May 21, 2012	$250,000	250,000
2012 exploration season			$1,500,000

On completion of the earn-in, a 51/49 joint venture would be formed going forward.  The joint venture would cover all costs related to the project on a pro rated basis.

Solomon’s work confirms the results obtained by previous operators in the area which identified anomalous gold values in stream sediment, soil and rock samples.  In 1998, Teck Resources Limited staked over 200 claims in the area, and in the following three seasons it carried out a reconnaissance program of geological mapping, soil and rock sampling, and a minor trenching program on the property.  This work outlined five gold mineralized zones hosted in and adjacent to two Mesozoic quartz monzonite intrusive bodies.  See Solomon’s news release dated August 19, 2010 for more detail about their results.

Rivier Claims, Yukon

Radius is also pleased to announce that it has been granted an option to acquire a 100% interest in the Rivier claims located in the Watson Lake Mining District, Yukon. The geological setting and anomalous geochemical values found at the Rivier target are consistent with the possible presence of intrusion related gold deposits.

The 100 claims optioned to Radius cover an area of roughly 7km by 15km over a series of anomalous gold + arsenic in stream sediment samples taken from streams that drain a Mid Cretaceous pluton, intruding siliciclastics of the Nasina subterrane and Slide Mountain rocks.

To exercise the option, which is subject to Exchange approval, Radius must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release and has verified that it is an accurate summary of the reports provided to Radius by Solomon.  Radius has not independently verified Solomon’s exploration results.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon Territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 72.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

August 23, 2010

Radius Provides Sixty Mile Project Update

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU): Simon Ridgway, President of Radius Gold, is pleased to provide an update on progress at the Company’s Sixty Mile property in the Yukon Territory.  Fieldwork is well underway and to date over 1,500 soil samples, 385 auger drill holes, excavator trenching and a low level helicopter magnetic-radiometric-VLF-EM survey have been completed over the property.

The property, which consists of 741 Yukon Quartz Claims covering approximately 140 sq.km. and 30 Alaska State claims covering 14 sq.km., straddles the Yukon/Alaska border west of Dawson City.  Radius’s exploration target is the bedrock source of the rich placer gold in the creeks of the Sixty Mile gold camp.

Assay results for 30% of the soil and rock sampling are still pending.  However, the results received to date are very encouraging and several drill targets have been defined.  A drill is being mobilized to the property next week and drilling should be underway before month end.  Bedrock gold mineralization has been identified in two distinct geological settings.

1.

Gold Associated with Thrust Controlled Tectonic Mélange

Geological mapping, soil sampling and the airborne geophysical program have defined a northeast-trending tectonic mélange unit associated with a thrust or detachment fault zone within a package of schists and quartzites overlain by younger andesitic volcanic rocks.   This structural zone strikes through the Sixty Mile district, cross cutting the major gold bearing creeks and is a priority target for Radius.  It has been defined to date over a strike length of 8km and over widths varying from 250m to 800m.  The high-resolution airborne magnetic and radiometric survey completed over the property clearly defines a radiometric anomaly coincident with the structural zone.

Soil sampling by hand-held and mechanized auger has shown, where sampling was possible, that the unit is locally strongly anomalous in gold and arsenic.  Limited trenching conducted within the structural zone has returned encouraging results from a more quartzose schist unit:

Trench	Interval (m)	Au (g/t)
TR10-3	8	1.1
TR10-2	10	0.9
and	10	1.6
TR99-6	13	1.6

Radius’s field crews have experienced some difficulty trenching through thick, frozen overburden.  A Rotary Air Blast (RAB) drill was therefore mobilized to the property to drill regularly spaced holes along complete sections through the structural mélange where ridges and road access allow.  To date 3,000 ft. of drilling has been completed.  The RAB drilling will help to define targets for the main diamond drilling program.

2.

Epithermal Gold Mineralization in the Sixty Mile Graben Fault Zone

Soil sampling has defined a strong gold-in-soil anomaly on the southeastern bank of the Sixty Mile river valley.  The anomaly, which measures 800m by 300m and is open in all directions, is defined by strongly anomalous gold values associated with andesitic volcanic rocks and an epithermal geochemical signature.  Grab samples of the limited bedrock outcrops in the area have returned values from trace up to 5 g/t Au.  Two trenches were attempted but again difficulties were encountered with frozen black muck.  The mineralization in the valley may be associated with the northeast-trending Sixty Mile graben fault zone and possible splays off that fault.  Drilling will test this concept.

About the Sixty Mile Project

Radius has successfully consolidated approximately 12,000 hectares in the Sixty Mile placer gold district, which reportedly produced over 500,000 ounces of gold from the creeks that drain the Company’s land position.  The hardrock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s major Livengood gold discovery in Alaska, a multimillion-ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892, when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.

The properties are located approximately 75 kilometres due west of Dawson, adjacent to the Yukon-Alaska border.  Access to the claims is by the posted 15-kilometre-long Sixty Mile Road, from the Top of the World Highway.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’s Sixty Mile exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon Territory - with drilling campaigns for 2010 about to commence.  For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations: Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 72.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

Second Quarter Ended June 30, 2010

 (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2010.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2010	2009
ASSETS
CURRENT
Cash and cash equivalents	$ 6,056,465	$ 499,266
Marketable securities (Note 6)	481,407	1,715,650
Advances and other receivables (Note 9)	202,127	111,706
GST receivable	42,696	9,945
Due from related parties (Note 9)	119,532	152,948
Prepaid expenses and deposits	79,920	52,829
	6,982,147	2,542,344

LONG-TERM DEPOSITS	23,881	23,881
PROPERTY & EQUIPMENT (Note 7)	165,103	183,220
MINERAL PROPERTIES (Schedule and Note 8)	4,436,914	4,293,592
	$ 11,608,045	$ 7,043,037

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 316,827	$ 246,549
FUTURE INCOME TAX LIABILITY	122,000	122,000
	438,827	368,549

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)	49,575,059	42,587,194
SHARE SUBSCRIPTIONS RECEIVABLE (Note 10)	(999,950)	-
CONTRIBUTED SURPLUS (Note 10)	4,937,688	4,332,232
DEFICIT	(42,527,833)	(41,157,211)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	184,254	912,273
	11,169,218	6,674,488
	$ 11,608,045	$ 7,043,037

Nature of operations and ability to continue as a going concern (Note 1)

Subsequent Events (Note 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2010	2009	2010	2009
		(Restated - Note 15)		(Restated - Note 15)
EXPLORATION EXPENDITURES (Schedule)	$ 395,476	$ 187,260	$ 457,028	$ 351,058

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	11,670	22,446	22,344	40,334
Consulting fees (Note 9)	7,500	(13,041)	15,000	22,683
Legal and audit fees	38,361	31,885	41,423	31,885
Management fees & salaries (Note 9)	15,000	15,000	30,000	30,000
Non-cash compensation charge (Note 10)	66,466	2,426	555,843	2,426
Office and miscellaneous	5,933	10,349	18,797	28,657
Public relations	24,391	7,949	45,343	14,195
Rent and utilities	5,466	9,163	11,223	15,126
Repair and maintenance	2,282	1,231	3,228	3,772
Salaries and wages (Note 9)	67,035	48,683	111,918	98,858
Telephone and communications	2,814	4,426	6,060	7,804
Transfer agent and regulatory fees	6,599	3,919	20,285	9,991
Travel and accommodation	28,615	7,729	36,639	17,802
	282,132	152,165	918,103	323,533

Loss before other items	(677,608)	(339,425)	(1,375,131)	(674,591)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	4,003	(16,027)	(70)	(5,286)
Gain on disposal of property and equipment	4,365	2,711	4,365	2,711
Gain (loss) on sale of marketable securities	-	3,862	(7,026)	11,721
Investment income, net	1,690	14,488	7,240	32,056

Net loss for the period	$ (667,550)	$ (334,391)	$ (1,370,622)	$ (633,389)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	57,710,602	53,548,488	55,645,239	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2010	2009	2010	2009
		(Restated - Note 15)		(Restated - Note 15)

Deficit - beginning of the period
As previously reported	$ (41,860,283)	$ (31,344,595)	$ (41,157,211)	$ (31,209,395)
Prior period adjustment (Note 15)	-	(8,900,889)	-	(8,737,091)
As restated	(41,860,283)	(40,245,484)	(41,157,211)	(39,946,486)
Net loss for the period	(667,550)	(334,391)	(1,370,622)	(633,389)
Deficit - end of the period	$ (42,527,833)	$ (40,579,875)	$ (42,527,833)	$ (40,579,875)

Net Loss	$ (667,550)	$ (334,391)	$ (1,370,622)	$ (633,389)
Other comprehensive income, net of tax
Unrealized gain ( loss) on available-for-sale marketable securities	(372,281)	27,276	(728,019)	39,388
COMPREHENSIVE LOSS	$ (1,039,831)	$ (307,115)	$ (2,098,641)	$ (594,001)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended June 30,			Six Month Period Ended June 30,
	2010	2009	2010	2009
		(Restated - Note 15)		(Restated - Note 15)
Cash provided by (used in):

OPERATING ACTIVITIES
Net (loss) income for the period	$ (667,550)	$ (334,391)	$ (1,370,622)	$ (633,389)
Items not involving cash:
Amortization	11,670	22,446	22,344	40,334
Exploration expenditure recoveries	(16,000)	-	(36,574)	-
Loss from disposal of asset	(4,365)	(2,711)	(4,365)	(2,711)
Unrealized foreign exchange	4,003	-	(70)	-
Gain on disposal of investments	-	-	7,026	-
Non-cash compensation charge	66,466	2,426	555,843	2,426
	(605,776)	(312,230)	(826,418)	(593,340)
Changes in non-cash working capital items:
Advances and other receivables	(352)	89,794	(90,421)	32,490
GST receivable	(32,513)	(7,187)	(32,751)	(2,990)
Prepaid expenses	(3,791)	22,279	(27,091)	10,599
Accounts payable and accrued liabilities	58,899	(101,241)	70,278	(104,330)
	(583,533)	(308,585)	(906,403)	(657,571)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	6,017,528	-	6,017,528	-

INVESTING ACTIVITIES
Due from related parties	47,928	(21,444)	33,416	44,040
Expenditures on mineral property acquisition costs	(87,235)	(74,375)	(123,322)	(136,434)
VAT recoverable	-	378	-	(77)
Proceeds from sale of assets	28,199	5,040	28,199	5,040
Proceeds from sale of marketable securities and investments	16,714	331,460	535,842	464,552
Purchase of property & equipment	(14,741)	(2,960)	(28,061)	(14,604)
	(9,135)	238,099	446,074	362,517
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,424,860	(70,486)	5,557,199	(295,054)
Cash and cash equivalents – beginning of period	631,605	548,421	499,266	772,989
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 6,056,465	$ 477,935	$ 6,056,465	$ 477,935

Non-cash Transactions – Note 11

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala	Nicaragua	Peru	Yukon/Alaska	Total
Balance - December 31, 2008	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Cash	-	-	62,059	183,313	245,372
	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
Balance - December 31, 2009	4,142,864	82,482	-	68,246	4,293,592
Shares	-	-	-	20,000	20,000
Cash	-	-	-	173,322	173,322
	-	-	-	193,322	193,322
Acquisition costs recovered	-	-	-	(50,000)	(50,000)
Balance - June 30, 2010	$ 4,142,864	$ 82,482	$ -	$ 211,568	$ 4,436,914

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua	Mexico	Yukon/Alaska	Six Months
	General	Mineral	General	Mineral	Mineral	Ended June 30,
	Exploration	Concessions	Exploration	Concessions	Concessions	2010
Camp, food and supplies	$ 568	$ 11,986	$ 696	$ -	$ 35,012	$ 48,262
Drafting, maps and printing	57	371	19	-	6,064	6,511
Drilling	-	-	-	-	56,173	56,173
Exploration administration	186	1,672	2,772	-	1,451	6,081
Foreign Exchange	3	16	154	-	-	173
Geochemistry	-	11,089	-	-	8,594	19,683
Geological consulting (Note 9)	2,434	83,192	-	-	56,980	142,606
Other consulting	4,234	325	582	-	3,212	8,353
Legal and accounting	1,633	1,945	8,082	-	-	11,660
Licenses, rights and taxes	-	2,825	2,934	-	2,150	7,909
Linecutting and trenching	-	78	-	-	4,510	4,588
Materials	35	3,995	-	-	33,179	37,209
Maintenance	102	1,305	1,505	-	-	2,912
Miscellaneous	3	392	161	2,197	-	2,753
Medical expenses	1,438	1,326	366	-	-	3,130
Public relations	-	327	-	-	5,840	6,167
Rent and utilities	-	6,618	4,995	-	-	11,613
Rental equipment	-	-	-	-	17,050	17,050
Salaries and wages (Note 9)	9,841	26,718	5,626	-	62,350	104,535
Shipping	97	666	371	-	603	1,737
Telephone and communications	159	1,099	2,435	-	1,765	5,458
Transportation and accommodation	4,210	10,405	4,130	-	40,868	59,613
	25,000	166,350	34,828	2,197	335,801	564,176
Option payments received	-	-	-	(41,148)	(66,000)	(107,148)
BALANCE - END OF PERIOD	$ 25,000	$ 166,350	$ 34,828	$ (38,951)	$ 269,801	$ 457,028

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico		Peru		Canada	Six Months
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	Mineral	Ended June 30,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Concessions	2009
Camp, food and supplies	$ 433	$ -	$ -	$ 8,870	$ 132	$ -	$ -	$ -	$ -	9,435
Drafting, maps and printing	-	-	-	226	-	-	-	-	75	301
Exploration administration	10	-	-	2,216	36	-	-	321	-	2,583
Foreign Exchange	-	-	-	525	171	-	-	-	-	696
Environment	-	-	-	22	-	-	-	-	-	22
Geochemistry	-	-	-	1,580	1,428	-	-	-	-	3,008
Geological consulting (Note 9)	902	-	55,994	6,165	2,876	-	21,613	106	6,527	94,183
Other consulting	-	-	-	6,588	-	-	-	-	-	6,588
Legal and accounting	4,773	-	-	9,613	4,675	-	-	-	-	19,061
Licenses, rights and taxes	-	-	-	103,927	7	5,565	-	-	-	109,499
Linecutting and trenching	-	-	-	359	-	-	-	-	-	359
Maintenance	390	-	-	-	-	-	-	-	-	390
Miscellaneous	411	-	-	933	20	-	-	-	-	1,364
Medical expenses	2,180	649	1,728	656	1,145	-	-	-	-	6,358
Public relations	235	-	-	98	-	-	-	-	-	333
Rent and utilities	3,544	-	-	7,374	-	-	-	-	-	10,918
Salaries and wages (Note 9)	12,283	12,318	6,073	4,677	5,839	-	5,839	-	-	47,029
Shipping	171	-	-	1,655	704	-	-	-	-	2,530
Telephone and communications	-	-	141	4,256	281	-	-	-	-	4,678
Transportation and accommodation	5,360	-	505	8,226	2,272	-	-	-	21,060	37,423
	30,692	12,967	64,441	167,966	19,586	5,565	27,452	427	27,662	356,758
Expenditures recovered	-	-	-	(5,700)	-	-	-	-	-	(5,700)
BALANCE - END OF PERIOD	$ 30,692	$ 12,967	$ 64,441	$ 162,266	$ 19,586	$ 5,565	$ 27,452	$ 427	$ 27,662	$ 351,058

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At June 30, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $42,527,833 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.

Basis of Presentation

Management has prepared the period ended June 30, 2010 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2009. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

v)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vi)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not yet been determined.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest – (cont’d)

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Financial Instruments and Risk Management

Fair Value

As at June 30, 2010, the Company’s financial instruments are comprised of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2010, cash totalling $190,923 (December 31, 2009 - $227,593) was held in US dollars, $3,157 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $5,532 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,373 (December 31, 2009 - $4,313) in Mexican Pesos and $1,921 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company does not have cash or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.

Financial Instruments and Risk Management – (cont’d)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and marketable securities, and capital raised through private placements during the period ended June 30, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended June 30, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  The portfolio of marketable securities consists of 1,007,406 common shares of Focus Ventures Ltd., 7,813 common shares of Fortuna Silver Mines Inc., and 200,000 common shares in Wesgold Minerals Inc., all companies with common directors or officers, and 600,000 common shares in Solomon Resources Limited.  An unrealized loss of $728,738 was recorded in other comprehensive income for the six month period ended June 30, 2010.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment

	June 30, 2010
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 21,328	$ 16,645	$ 4,683
Trucks	259,918	201,999	57,919
Computer equipment	183,267	125,968	57,299
Furniture and equipment	43,452	14,621	28,831
Geophysical equipment	36,178	24,325	11,853
Field equipment	2,480	186	2,294
Website	8,433	6,209	2,224
	$ 555,056	$ 389,953	$ 165,103

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

8.

Mineral Properties

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2009.  Significant mineral property transactions that have occurred in the six month period ended June 30, 2010 are as follows:

Sixty Mile Property - Yukon Territory / Alaska

As at June 30, 2010, the Sixty Mile Property, Yukon consisted of 596 claims, of which 321 claims were acquired by the Company by staking.  During the current period, the Company entered into agreements with various landowners whereby it has the option to acquire a 100% interest in a total of 275 claims in consideration of cash payments totaling $837,300 and the issuance of a total of $688,000 worth of shares of the Company, over a four-year period.  Up to June 30, 2010, the Company had made the initial payments totaling $41,800 cash and 50,633 shares having a value of $20,000.

The Company has also acquired by staking 30 mineral claims in the state of Alaska.  These claims form part of the Sixty Mile Property which straddles the Yukon/Alaska border.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Mineral Properties – (cont’d)

Sixty Mile Property - Yukon Territory / Alaska – (cont’d)

Subsequent to June 30, 2010, the Company expanded the Yukon area of the Sixty Mile Property by purchasing a 100% interest in 20 claims in consideration of the sum of $30,000, and by staking 125 additional claims.

Guatemala

In June 2010, the Company was granted one geothermal license in Guatemala and has applications for six other geothermal licenses pending.  The total area granted or under application is 200,700 hectares.

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Six Months Ended June 30,
	2010	2009
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	15,000	1,250
Salaries and benefits	55,063	25,813
Mineral property costs:
Geological consulting fees	3,170	13,750
Salaries and benefits	15,363	34,165
	$ 118,596	$ 104,978

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $12,532 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $119,532 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $57,283 (December 31, 2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp set-up and exploration expense reimbursements and $2,625 (December 31, 2009: $Nil) payable to an officer of the Company for consulting fees.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of Shares	Amount	Contributed Surplus
Balance, December 31, 2008 and 2009	53,548,488	$ 42,587,194	$ 4,332,232
Shares issued for private placements	18,606,143	7,072,764	-
Shares issued for finders' fees	759,127	265,362	-
Shares issued for property acquisition	50,633	20,000	-
Share issuance costs	-	(370,261)	49,613
Non-cash compensation charge	-	-	555,843
Balance, June 30, 2010	72,964,391	$ 49,575,059	$ 4,937,688

On March 16, 2010, the Company issued 50,633 shares as part of option payments relating to a portion of the Sixty Mile Property.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55.  The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.  Subsequent to the period end, the Company collected the remaining proceeds of $999,950 which is included as share subscriptions receivable as at June 30, 2010.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

c)

Stock Options

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Six months ended June 30, 2010		Year ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,270,000	$0.57	5,025,000	$0.58
Forfeited / Expired	-	-	(755,000)	$0.62
Cancelled	(810,000)	$0.70	-	-
Granted	1,910,000	$0.29	-	-
Outstanding, end of period	5,370,000	$0.45	4,270,000	$0.57
Exercisable, end of period	5,220,000		4,270,000

At June 30, 2010, there were 5,370,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,110,000	$0.70	February 21, 2011	0.65
835,000	$0.52	April 16, 2012	1.80
850,000	$0.56	September 5, 2012	2.19
665,000	$0.26	May 5, 2013	2.85
1,810,000	$0.29	January 7, 2020	9.53
100,000	$0.36	May 25, 2020	9.91
5,370,000			4.51

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

c)

Stock Options – (cont’d)

On January 8, 2010, the Company cancelled 810,000 stock options with exercise prices ranging from $0.52-$0.70 per share and expiring in February 2011 and April 2012.

On January 8, 2010, the Company granted 1,810,000 stock options to directors, officers, employees and consultants at an exercise price of $0.29 per share and expiring on January 7, 2020.  1,750,000 of the options vested immediately and 50,000 options will become vested after one year. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $549,675 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On May 26, 2010, the Company granted 100,000 stock options to an employee at an exercise price of $0.36 per share and expiring on May 25, 2020.  The options are subject to a vesting schedule over a one year period. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $6,168 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

The weighted fair value of stock options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value were expected dividend yield of 0%; expected volatility of 89%; risk-free interest rates of 3.25% to 3.59%; and expected life of ten years.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

d)

Share Purchase Warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding are summarized as follows:

	Six months ended June 30, 2010		Year ended December 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	-	$ -	-	$ -
Issued	7,567,316	$0.50	-	-
Outstanding, end of period	7,567,316	$0.50	-	$ -

As at June 30, 2010, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
May 26, 2011	233,361	$0.50
June 16, 2011	571,071	$0.55
June 16, 2012	6,762,884	$0.50
	7,567,316

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the six month period ended June 30, 2010, the Company incurred the following non-cash transactions:

a)

Issued 50,633 common shares at $0.395 per share for a value of $20,000 as part of the Sixty Mile Property option agreements.

b)

Received 7,813 common shares of Fortuna Silver Mines Ltd. at $2.63 per share for a value of $20,574 as an option payment relating to the Company’s Tlacolula Property, Mexico.

c)

Received 100,000 common shares of Solomon Resources Limited at $0.16 per share for a value of $16,000 as an option payment relating to the Company’s Ten Mile Creek Property, Yukon Territory.

d)

Issued 233,361 common shares at $0.45 for a value of $105,013 in lieu of cash for private placement finders’ fees.

e)

Issued 525,766 units, consisting of 525,766 common shares and 262,883 share purchase warrants at $0.35 per unit for a value of $184,018 in lieu of cash for private placement finders’ fees.

f)

Issued 804,432 share purchase warrants with a value of $49,613 as part of private placement finders’ fees.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	June 30,	December 31,
	2010	2009
Total Assets
Canada	$ 6,667,803	$ 1,482,484
Caymans	418,484	1,071,703
Guatemala	4,294,710	4,241,029
Nicaragua	182,368	223,320
Mexico	28,742	8,057
Peru	14,365	14,869
Other	1,573	1,575
	$ 11,608,045	$ 7,043,037

Property & Equipment
Canada	$ 79,319	$ 63,384
Guatemala	23,528	24,687
Nicaragua	56,926	89,128
Peru	5,330	6,021
	$ 165,103	$ 183,220

Resource Properties Acquisition
Canada	$ 211,568	$ 68,246
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 4,436,914	$ 4,293,592

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	June 30,	December 31,
	2010	2009
Exploration Expenditures
Canada	$ 269,801	$ 64,140
Guatemala	191,350	125,298
Peru	-	51,493
Mexico	(38,951)	75,640
Nicaragua	34,828	271,039
	$ 457,028	$ 587,610

13.

Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	912,273
Unrealized loss on available for sale marketable securities	(728,019)
Balance at June 30, 2010	$ 184,254

14.

Comparative Figures

Certain comparative figures for the six month period ending June 30, 2009 have been reclassified to conform to the presentation adopted for the current year.

15.

Prior Period Adjustment

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.

These changes have been applied retrospectively and the resulting restatement to amounts for the three months ended June 30, 2009 is as follows:

	As Previously Reported June 30, 2009	Restatement	As Restated as at June 30, 2009
Deficit, opening	$ 31,344,595	$ 8,900,889	$ 40,245,484
Exploration expenditures	-	187,260	187,260
Net loss for the period	147,131	187,260	334,391
Basic and diluted loss per share	(0.003)		(0.006)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

15.

Prior Period Adjustment – (cont’d)

These changes have been applied retrospectively and the resulting restatement to amounts for the six months ended June 30, 2009 is as follows:

	As Previously Reported June 30, 2009	Restatement	As Restated as at June 30, 2009
Deficit, opening	$ 31,209,395	$ 8,737,091	$ 39,946,486
Exploration expenditures	-	351,058	351,058
Net loss for the period	282,331	351,058	633,389
Basic and diluted loss per share	(0.005)		(0.012)

16.

Subsequent Events

Subsequent to the period end, the following events have occurred:

a)

The Company was granted an option, subject to stock exchange approval, to earn a 100% interest in the Rivier Property which consists of 100 claims in the Watson Lake Mining District, Yukon. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years.

b)

There were 60,000 stock options exercised for total proceeds of $17,400.

c)

The Company made the second installment of cash payments and share issuances on its Sixty Mile Property option agreements totaling $46,800 cash and 79,309 shares.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2010

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2010.  The following information, prepared as of August 26, 2010, should be read in conjunction with the June 30, 2010 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2010 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, Kappes Cassiday and Associates is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In the Yukon Territory and State of Alaska, the Company has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.  More recently, the Company has staked several highly prospective geothermal licenses in Guatemala.

On May 26, 2010, the Company completed a private placement of 5,606,143 flow-through shares at $0.45 per share, for gross proceeds of approximately $2.52 million.  The funds are intended to be spent on exploration of the Company’s Sixty Mile Property, Yukon/Alaska.  On June 17, 2010, another private placement was completed, consisting of 13 million units at $0.35 per unit, for gross proceeds of approximately $4.55 million.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.  The proceeds from the unit financing was intended for exploration of the Company’s projects in Guatemala and for general working capital.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2008, metallurgical testwork performed by the Company on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

The Company owns a 100% interest in the Tambor Project.  Kappes Cassiday and Associates (“KCA”) – a Reno based engineering group - can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

KCA is pre-fabricating a modular processing plant and modular laboratory at its Reno, Nevada facility. The plant has a target capacity of 200 tonnes per day (70,000 tonnes per year) and is being assembled as a set of modular units mounted on 40-foot skids.  All major equipment has been purchased for the processing plant and fabrication is 60% complete.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted in June 2010 an environmental impact assessment (EIA) which includes the mining and development plan.  The Ministry of Environment and Mine’s review of the EIA will likely take several months following submission.

HB Projects

The Company announced in late April 2010 that it has reactivated its Holly & Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work. Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

At Banderas, the Company completed two phases of drilling in 2003 and 2004 (see news releases dated December 3, 2003 & April 3, 2004). The drilling was successful in confirming continuity of gold-silver mineralization both along strike and at depth on at least two of the targets tested:

•

At the M28 Zone, so called for the 28 g/t Au discovery sample, gold mineralization is hosted in a flow breccia at the base of a rhyolite flow unit where it contacts an underlying andesite unit. Eight holes, drilled on two section lines, were drilled through the rhyolite to test the breccia. Holes BDD-003 to BDD -008, BDD-018 and BDD-019, all cut potentially important Au+Ag mineralization.

•

A second target, a north-south trending soil and rock anomaly with a strike length of over 2km, was superficially tested with six holes. All holes cut a broad zone (+30m) of low grade gold/silver with narrow higher grade intercepts such as reported for holes 014 and 022 in the table below.

The data review also showed that some significant gold-in-soil anomalies reflecting possible strike extensions to mineralization were never drill tested. The area between the two projects which contains strike extensions of key structural features that may be controlling the mineralization, has seen some initial prospecting but no significant follow-up.

The Company has therefore restarted work at both projects with renewed prospecting and data compilation underway ahead of a drill program planned for late 2010 to test known and newly discovered veins down dip. Infrastructure near both projects is excellent and they can be reached after a 45 minute drive up into the hills surrounding the eastern Guatemalan town of Chiquimula.

Geothermal Licences

In June 2010, the Company was granted one highly prospective geothermal license in Guatemala and has applied for 6 other potential geothermal fields pending.  The total area granted or under application is 200,700 hectares.

When the Company first entered Guatemala in 2001, its successful gold exploration programs were guided in part using the presence of hot springs as an indicator of potential gold-related hydrothermal activity.  On at least one occasion the Company’s drill programs were halted because of large quantities of hot water and steam escaping from active drill holes, indicative of very high geothermal gradients.  With the increasing global emphasis on clean, renewable power sources, the Company has revisited its hot spring database for Guatemala and staked a number of active geothermal systems that may have potential as geothermal resources for power generation.

Power generation in Guatemala is currently comprised of hydroelectric power stations, steam turbines, gas turbines, diesel generators and geothermal power stations, with geothermal power contributing less than 3% of the total power generated.  According to a recent study by the Argentine consultancy, Montamat, which evaluated electricity prices in 13 Latin American countries, prices in Guatemala are amongst the highest in Latin America at roughly $0.17/kwh, surpassed only by the Dominican Republic and Panama.  At the same time, the Guatemalan government is forecasting that electric power demand is expected to reach a compounded annual growth rate over 8.0% to 2015.  Guatemala must increase its installed capacity to meet the projected demand growth.

A study published in International Geothermal Development in 2003 noted that geothermal resources in Guatemala are estimated at 800 to 4,000 megawatts (MW) capacity, but most likely around 1,000MW.  In 2003 the country’s installed generating capacity was 1,700MW suggesting that geothermal energy could contribute significantly to securing the country’s future power requirements.  By 2007, Guatemala had succeeded in harnessing 46 MW of geothermal energy in the fields of Zunil and Amatitlán, both owned by the American geothermal technology company Ormat Technologies.  Feasibility studies are being carried out on 3 other geothermal fields.

The Company intends to use its extensive knowledge of Guatemalan geology, gained from more than 10 years of mineral exploration in the country, to identify and acquire additional potential geothermal resources.  At the same time, the Company is actively looking for potential joint venture partners with the necessary experience to investigate and develop its geothermal licenses.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in its entire Nicaragua mineral property portfolio.

B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol Project located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling, and 963 meters of drilling completed by the Company have demonstrated the potential for bulk tonnage gold mineralization.

A major soil sampling program covering roughly 17 km2 is in progress designed to infill the area between the main Cerro Domingo zone and the newly discovered SW Trebol zone located 5 km to the southwest, where numerous blocks of silicified hydrothermal breccia have been found.  B2Gold’s geologists are also systematically mapping and sampling the siliceous “hogbacks” which occur along the low-lying ridges across the region to define prospective areas for new trenching.  A plan map showing the locations of trenches sampled by B2Gold is available on the Trebol project page on the Company’s website.

B2Gold has completed a Lidar (light detection and ranging) survey at Trebol. An area of 225 square kilometres was flown using helicopter-mounted Lidar equipment flying at a 400-metre altitude. The raw Lidar data is currently being processed. Once complete, the processing will yield a highly accurate topographic base map and should allow the geologists to locate faults more easily, as well as other topographic anomalies for follow-up.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold continues to trench at the Pavon Project in central Nicaragua, where they are evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see the Company’s news releases from 2003 and 2004).  Recent trenching has focused on the Pavon Norte vein, and highlights of the results from these trenches are shown below.

Trench

Length (m)

Au (g/t)

TRP-10-022

22.5

7.2

   incl

4.6

18.6

TRP-10-023

5.2

9.4

   incl

4.2

11.0

TRP-10-024

5.2

5.8

TRP-10-025

3.3

15.8

TRP-10-026

4.0

10.4

TRP-10-028

9.9

6.6

TRP-10-029

9.3

6.8

   incl

3.0

13.6

TRP-10-030

11.4

3.2

TRP-10-031

13.5

4.3

   incl

3.8

7.5

TRP-10-032

6.9

6.8

B2Gold’s Options

B2Gold has been granted an option from the Company to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Under the Pavon Resource Property agreement, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold, and the Company will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Peru

Nueva California

In 2009, the Company was granted an option to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the option to Focus Ventures Ltd. (“Focus”) in consideration for 1.0 million common shares of Focus, US$50,000 cash, and a 1.5% net smelter return royalty on the property.

Focus has recently completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  The most recent drilling has shown that viable drill targets exist to the south of the mine area.

Focus is actively seeking a JV partner to continue advancing the property by drilling.

Yukon / Alaska

Ten Mile Creek Property

During 2009, the Company acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

In 2009, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years (see the Company’s news release dated September 22, 2009), of which the Company has received $100,000 and 600,000 shares to date.

In August 2010, Solomon announced that it has retained a drill contractor and drilling is expected to commence on the property by early September.  Solomon states in its news release that it has completed the first phase of its 2010 field exploration program on the property.  That work consisted of soil geochemical surveys, geophysical surveys and mechanical trenching.  The objective of their program was to verify the results reported by former operators and refine diamond drill targets for drilling this season.

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska, the Company has acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.  The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.  The reader is cautioned that the Company has not yet completed sufficient work to verify the results contained in historic reports from the Sixty Mile area.

Fieldwork by the Company is well underway and to date over 1,500 soil samples, 385 auger drill holes, excavator trenching and a low level helicopter magnetic-radiometric-VLF-EM survey have been completed over the property.  Assay results for 30% of the soil and rock sampling are still pending.  However, the results received to date are very encouraging and several drill targets have been defined.  A drill is being mobilized to the property this week and drilling should be underway before month end.  Bedrock gold mineralization has been identified in two distinct geological settings.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”) has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon.  Wesgold is a private B.C. company which has filed a preliminary prospectus for a proposed IPO and public listing.  In order to exercise its option, Wesgold must incur $1-million in exploration expenditures on the property and issue to the Company a total of 1.0 million Wesgold shares over a three year period.  To date, the Company has received 200,000 shares of Wesgold.

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilometer-long structural trend.  Management of both the Company and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.  To date, the Company has received US$20,000 cash and 7,813 shares of Fortuna.

Qualified Person: David Cass, the Company’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia,  and the Company’s Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2010:

	Second Quarter Ended June 30, 2010 ($)	First Quarter Ended March 31, 2010 ($)	Fourth Quarter Ended Dec. 31, 2009 ($)	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)
				(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*
Exploration Expenditures	395,476	61,552	144,018	92,534	187,260	163,798	615,289	1,006,877
Total investment income	1,690	5,550	7,079	10,270	14,488	17,568	98,781	18,754
Net loss before income taxes	(667,550)	(703,072)	(343,064)	(426,272)	(334,391)	(298,998)	(888,998)	(1,230,205)
Basic and diluted net loss per share **	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)

*

The exploration expenditures charged to operations, net loss before income taxes and the basic and diluted net loss per share for these quarters have been restated to reflect the change in accounting policy for exploration costs implemented in the fourth quarter of 2009 and described in more detail in the December 31, 2009 audited financial statements.

**

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the periods presented.

The two quarters ending December 31, 2008 had significantly higher net losses before income taxes because of a higher amount of exploration expenses incurred.  The quarter ended March 31, 2010 had a higher net loss than the previous four quarters because of a non-cash compensation charge of $489,377 being recorded.  The net loss for the most recent quarter was also higher than the 2009 quarterly losses due to increased exploration activity.

Results of Operations

The quarter ended June 30, 2010 had a net loss of $667,550 compared to $334,391 for the quarter ended June 30, 2009, an increase of $333,159.  The increase was mostly due to an exploration expense of $395,476, an increase of $208,216 over the comparative quarter.  The current quarter’s exploration expenditures totalled $461,476 but this amount was reduced by $66,000, that portion of option payments received during the period and applied against exploration expenditures.  Overall exploration expenditures were higher in the current quarter because the Company started its exploration program on the Sixty Mile Property in the Yukon.

Corporate expenses in the quarter ended June 30, 2010 were $282,132 compared to $152,165 in the quarter ended June 30, 2009, an increase of $129,967.  Approximately half of this difference is due to a non-cash compensation charge of $66,466 being recorded compared to $2,426 charged in the comparative quarter.  Other notable cost increases were $20,886 in travel and accommodation, $20,541 in consulting fees, $18,352 in salaries and wages, and $16,442 in public relations.  The difference in consulting fees is largely due to a cost recovery of $14,844 in the comparative quarter as opposed to actual consulting fees incurred in each period.  Notable cost decreases were $10,776 in amortization, $4,416 in office and miscellaneous, and $3,697 in rent and utilities.

The net loss for the six months ended June 30, 2010 was $1,370,622 compared to $633,389 for the six months ended June 30, 2009, an increase of $737,233.  The current period exploration expenditures totalled $457,028 compared to $351,058 for the comparative period, an increase of $105,970.  Actual exploration expenditures in the current period were $564,176 but this amount was reduced by $107,148 in property option payments received and allocated to exploration expenditures.

Corporate expenses in the six months ended June 30, 2010 were $918,103 compared to $323,533 in the six months ended June 30, 2009, an increase of $594,570.  Most of this increase is due to non-cash compensation charges recorded in the current period.  Excluding this non-cash item, the current period’s corporate expenses were higher by $41,153.  Notable cost increases in the current period were $31,148 in public relations, $18,837 in travel and accommodation, $13,060 in salaries and wages, $10,294 in transfer agent and regulatory fees, and $9,538 in legal and accounting fees.  Notable cost decreases were $17,990 in amortization and $9,860 in office and administration.  Cost increases are attributed to increased exploration activity in Canada and Guatemala and an increase in efforts to promote the Company and secure private placement financing.

Mineral Properties Expenditures

During the six month period ended June 30, 2010, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $34,828 on exploration, including $8,082 for professional fees, $5,626 for salaries and wages, and $4,995 for rent and utilities.

Guatemala - $191,350 on exploration, including $85,626 for geological consulting, $36,559 for salaries, $14,615 for transportation and accommodation, $12,554 for camp, food, and supplies, and $11,089 for geochemistry.

Mexico - $2,197 on miscellaneous exploration related costs.  The Company also had an expenditure recovery of $41,148 as a result of option payments received on its Tlacolula Property.

Yukon/Alaska - $193,322 on acquisition costs and $355,801 on exploration.  Of the $193,322 in acquisition costs, $20,000 was the value of common shares issued pursuant to option agreements.  Exploration expenditures consisted primarily of $62,350 in salaries and wages, $56,980 in geological consulting, $56,173 in drilling, $40,868 in transportation and accommodation, $35,012 in camp, food, and supplies, and $33,179 in materials.  During the current period, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon Resources Limited shares.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs by $50,000 and exploration expenditures by $66,000.

Liquidity and Capital Resources

The Company’s cash increased from approximately $0.50 million at December 31, 2009 to $6.06 million at June 30, 2010.  During the current period, the Company closed a private placement of 13,000,000 units for gross proceeds of $4,550,000 and a private placement of 5,606,143 flow-through shares for gross proceeds of $2,522,764.  Since the flow-through proceeds are subject to the Canadian flow-through share program rules, the funds must be spent on eligible exploration activities in Canada, with current emphasis on the Company’s Yukon properties.  Proceeds from the non-flow-through private placement are intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

Working capital at June 30, 2010 was $6.67 million compared to $2.30 million at December 31, 2009.  The increase in working capital as a result of the private placements was somewhat offset by a decrease in the value of the Company’s marketable securities during the current period.  Most significantly, the value of the 1,007,406 shares in Focus Ventures Ltd has decreased from $1,030,000 as of December 31, 2009 to $362,666 as of June 30, 2010.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended June 30, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at June 30, 2010, the Company’s financial instruments are comprised of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2010, cash totalling $190,923 (December 31, 2009 - $227,593) was held in US dollars, $3,157 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $5,532 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,373 (December 31, 2009 - $4,313) in Mexican Pesos and $1,921 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company does not have cash or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and marketable securities, and capital raised through private placements during the period ended June 30, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Six Months Ended June 30,
	2010	2009
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	15,000	1,250
Salaries and benefits	55,063	25,813
Mineral property costs:
Geological consulting fees	3,170	13,750
Salaries and benefits	15,363	34,165
	$ 118,596	$ 104,978

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $12,532 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $119,532 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $57,283 (December 31, 2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp set-up and exploration expense reimbursements and $2,625 (December 31, 2009: $Nil) payable to an officer of the Company for consulting fees.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at August 26, 2010 is 73,103,700 common shares.

As at August 26, 2010, the following incentive stock options and warrants are outstanding:

Number	Exercise Price	Expiry Date
OPTIONS
1,110,000	$0.70	February 21, 2011
835,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
665,000	$0.26	May 5, 2013
1,750,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
5,310,000

WARRANTS
233,361	$0.50	May 26, 2011
571,071	$0.55	June 16, 2011
6,762,884	$0.50	June 16, 2012
7,567,316

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2009, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

In response to these requirements, the Company has developed an IFRS transition project plan.  The Company’s plan includes three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company is currently analysing its current accounting policies, the elections available under IFRS 1, and determining the functional currencies for the parent company and each subsidiary in preparation of its January 1, 2010 opening IFRS balance sheet.  The company expects to complete the first and second stages by the end of this year’s third quarter. At this point in the project, the Company is not able to reasonably estimate the financial reporting impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.